PURCHASE AGREEMENT

The RBB Fund, Inc. (the “Company”), a Maryland corporation, and Altair Advisers LLC (“Altair”), intending to be legally bound, hereby agree with each other as follows:

1. The Company hereby offers Altair and Altair hereby purchases one (1) share of the Aquarius International Fund (the “Fund”) (par value $.001 per share) at price per Share equivalent to the net asset value per share of the Fund as determined on April 16, 2018.

2. The Company hereby acknowledges receipt from Altair of funds in the amount of $10 in full payment for the Share.

3. Altair represents and warrants to the Company that the Share is being acquired for investment purposes and not with a view to the distribution thereof.

4. This Agreement may be executed in counterparts, and all such counterparts taken together shall be deemed to constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the 16th day of April, 2018.

THE RBB FUND, INC.

By:	/s/ Salvatore Faia
Name:	Salvatore Faia
Title	President

ALTAIR ADVISERS LLC

By:	/s/ Rebekah Kohmescher
Name:	Rebekah Kohmescher
Title:	Chief Executive Officer